UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59897 / May 11, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13442

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In the Matter of	:	
	:	ORDER MAKING FINDINGS
POSEIDIS, INC.	:	AND REVOKING REGISTRATION
	:	BY DEFAULT
	:	

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 14, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that Respondent was served with the OIP in accordance with Rule 141 of the Commission's Rules of Practice on April 20, 2009. Respondent's Answer was due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 3. On May 7, 2009, the Division filed a Motion for Entry of Default (Motion), requesting that the allegations in the OIP be deemed true. Because no Answer has been filed, and the time for filing Answers has expired, I GRANT the Division's Motion.

        Respondent Poseidis, Inc. (Poseidis), is in default for failing to file an Answer to the OIP. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

        Poseidis is a Florida corporation headquartered in West Palm Beach, Florida. Poseidis has no current operations and was purportedly in the business of developing a sparkling mineral water spring in central France. Poseidis's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and its stock is presently quoted on the Pink Sheets operated by Pink OTC Markets Inc. (ticker symbol PSED).

        Poseidis filed its last Form 10-KSB/A for the year ended February 28, 2006, on September 28, 2007, and filed its last Form 10-QSB/A for the quarter ended May 31, 2006, on November 21, 2007. The Company has not filed any periodic reports since.

        The following periodic filings are delinquent:

Form	Period Ended	Due on or about
10-QSB	08/31/06	10/16/06
10-QSB	11/30/06	01/16/07
10-KSB	02/28/07	05/29/07
10-QSB	05/31/07	07/16/07
10-QSB	08/31/07	10/15/07
10-QSB	11/30/07	01/14/08
10-KSB	02/29/08	05/29/08
10-Q	05/31/08	07/15/08
10-Q	08/31/08	10/15/08
10-Q	11/30/08	01/14/09

Poseidis is delinquent in its periodic filings with the Commission, has repeatedly failed to meet its obligations to file timely periodic reports, and failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Poseidis failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Its failure to respond to the OIP in the time required constitutes a default.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Poseidis, Inc., is revoked.

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Robert G. Mahony
Administrative Law Judge